Filed by Meten EdtechX Education Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Edtechx Holdings Acquisition Corp

Commission File No.: 001-38687

The X Report



In this month's X Report, we share news on **Meten EdTechX**, explore the **US K12 and HE ecosystem** and debate the "lure of the neuromyth" with Carla Aerts. Each month, we will share a snapshot of key trends, showcase the stars of today and tomorrow, provide some food for thought as well as mergers, acquisitions and fundraising.

Now and Next
The key trends impacting education and training today

Global All Stars
Learn how innovators of today are shaping the EdTech of tomorrow

Market Roundup
A global snapshot of the EdTech market

Valuation Benchmarks
Global trends and innovation across the sector

M&A Highlights
Summary on mergers, acquisitions and fundraising

NOW AND NEXT

The key trends impacting education and training today

EdTech in China

Due to the unprecedented market growth and urbanisation, China now represents large scale opportunities for education and training. Supercities across the region are embracing new digital tech, which is having a profound effect on the way education is being delivered to both adults and children. More than 30% of education services in China will be delivered in 2030 vs 10% today. The market is expected to triple in size in the next ten years bringing the total market for online tutoring to $150bn. In relation to the current COVID-19 outbreak, China is now witnessing the world's largest online learning experiment: teaching 280m students online while schools close. Chinese education stocks with online learning have held their value or increased. Online learning has been a silver lining to an otherwise turbulent global equity market.

China's wealthy middle class is rising and is increasingly willing to invest in education and skills that will help advance their careers and the academic success of their children. As such, the demand for English Language Learning (ELL) and future skills is currently experiencing double-digit growth.

Towards the end of 2019 EdTechX Holdings entered into a merger agreement with Meten where, upon completion, Charles McIntyre and Benjamin Vedrenne Cloquet will sit on the board on the new firm Meten EdTechX.

Meten is in a leading position in the ELL segment with its efficient omnichannel business model, designed to capitalise on this trend. Since 2006, the company has successfully combined its strategic retail presence in areas of high footfall, innovative technologies and sophisticated digital delivery to generate profitable growth. in the 14 days post Chinese New Year 2020, Meten experienced a 287%+ growth in online compared to the same two weeks last year. It has an extensive network of learning centres covering 36 cities and its likeshuo platform represents one of the top consumer brands in the country.

Meten's in-house R&D team is located in Shenzhen at the heart of the Chinese Silicon Valley and the company is investing continuously in product development to enhance the learning experience and outcomes for its learners. Meten's experienced management team, many of whom have been with the company since inception, have developed a clear strategy focused on development of its digital offering and the rapid expansion of its learning centres it total to 600 across cities in China. The cities, in particular, are tier 2,3 and 4, where there is less competition and also a large pool of untapped demand from the Chinese middle class. In addition, the management has identified opportunities to further enhance and diversify its offerings. For example, Meten sees great opportunity in the provision of K12 programmes which includes courses and subjects such as Chinese, Maths, Computer Programming and so-called future skills.

Meten intends to leverage this experience to deliver 50% revenue growth by 2021, and doubling net income versus 2018 representing £32m. Through the merger with EdTechX, it is anticipated that Meten will gain not only financial backing for its ambitious growth plans as well as two new board directors in Benjamin Vedrenne Cloquet and Charles McIntyre who will deploy their extensive experience in education technology, M&A and digital transition to support the successful delivery of the company's strategy.

Finally, Meten EdTechX will be the leading platform that supports the future of China's youth and the future of more than 150 million urban young professionals as a driven and cosmopolitan workforce.


"In times of change,
learners inherit the earth, while
the learned find themselves
beautifully equipped to deal with a
world that no longer exists."
– Eric Hoffer

GLOBAL ALL STARS

Learn how innovators of today are shaping the EdTech of tomorrow

The Lure of the Neuromyth

By Carla Aerts

Harking to neuroscience is very enticing for EdTech and teaching. After all, the brain holds a spell and magic as *the seat of learning*. But, let's not be fooled. Neuroscience is still in its infancy and whilst we may have about 100 years of research on how the brain learns, we still know very little about how to best translate that to teaching, never mind to EdTech. Although our knowledge of the brain may increase rapidly, it remains extremely limited.

Some EdTech can claim evidence-based reliance on high quality brain research and knowledge, unfortunately this is still quite rare. Things are not helped by the proliferation of the neuromyth, often highly compelling to support teaching and EdTech and relied on to inform EdTech development or teaching practice. Neuromyths can relate to the brain structure, intelligence, learning environments, human development, brain plasticity to name but a few, and they often appear to have a credible foundation.

Examples of neuromyths include the idea of the left-brain vs the right-brain analysis or logical argument vs creativity. This myth stems from studies of the hemispheres and perhaps our penchant for dualistic thinking may perpetuate it. The highly popular learning styles; still too often relied on for the development of personalised learning approaches or some adaptive EdTech products and very often referred to by teachers, is another such myth that appears to be rather sticky when it comes to teaching and EdTech.

Learning Styles have not been evidenced, relying on self-reporting and a variety of frameworks advocating numbers of learning styles from four to well above 100. This already tells its own story. More to the point, and this is supported by research, teaching to a learning style or using the concept in an EdTech product, is proving not to serve learning at all. Learners should learn and be taught in different modalities, not a preferred learning style… They are after all, a neuromyth.

1 -Neuromyth, a common yet false belief about how mind and brain function. Term was first coined by OECD in 2007, in a report on Understanding the Brain: The Birth of a Learning Science.

MARKET ROUND UP

A global snapshot of the EdTech market

Regulation/Politics | Workforce Skills | Cyber Security | Investment Trends
Technology | Emerging Markets | STEM Learning | Study Trends

Pre K12 & K12

Virus Investors Don't Need No (Online) Education
This could be the biggest sustained, mass experiment in online education since the internet was founded in the 1980s *Source: Bloomberg **[5 min read]***

Lü – Interactive Playground Partners with Dell to Power K12 Immersive Learning Spaces
The companies plan to merge athletics with academics to promote better student health and learning *Source: Ed Technology* ***[3 min read]***

The eSports Revolution is Here – What Does it Mean for Education?
Recognising the educational potential of eSports *Source: Lens* ***[4 min read]***

Higher Education

How Technology Is Changing the Future of Higher Education
Labs test artificial intelligence, virtual reality and other innovations that could improve learning and lower costs for Generation Z and beyond.
Source: New York Times ***[3 min read]***

USC Eliminates Tuition For Families Earning Less Than $80,000
USC will no longer consider home equity in financial aid calculations. About 3,000 students from each entering class will benefit, according to university
Source: OC Register ***[2 min read]***

Emerging Trends in Data Regulations for the Decade Ahead
Since the introduction of the European Union's General Data Protection Regulations, data privacy and security is at the forefront of the minds of businesses, governments, and individuals. *Source: Tech Collective* ***[4 min read]***

Corporate Training & Future of Work

Machine Reads 3.5m books Then Told us What it Thought About Men and Women
Machine learning analyzed 3.5 million books and analysed adjectives describing men and women. *Source: WEF* ***[3 min read]***

Uber Drivers, Pizza Delivery Workers Get Lift From EU's Vestager
Uber Technologies Inc. drivers and takeout delivery workers have a new champion in the European Union's antitrust chief, who wants to help them fight for better pay and conditions. *Source: Bloomberg* ***[4 min read]***

SPAC-Tacular Returns for Ibis Capital
"It's about using expertise to help people build a business"
Source: alpha-week ***[5 min read]***


"China is now
witnessing the world's largest
online learning experiment:
teaching 280m students online while
schools close"

M&A HIGHLIGHTS

Summary on mergers, acquisitions and fundraising

M&A Activity >

SÃO LUCAS EDUCACIONAL

Buyer:
Afya

Deal:
$32m

February 2020

RAW digital talent

Buyer:
Baltic Apprenticeships

Deal:
Value Not Disclosed

February 2020

ACA AUSTIN CODING ACADEMY

Buyer:
Zollege Public Benefit Corporation

Deal:
Value Not Disclosed

February 2020

Significant Fundraising Activity >

Udemy

Amount Raised:
$50m
February 2020

unacademy

Amount Raised:
$110m
February 2020

Course Hero

Amount Raised:
$10m
February 2020

VALUATION BENCHMARKS

Summary of transactions and fundraising activity

EdTech in the US: Key Trends

With its large economy, and tech and innovation hubs, the US has a highly active EdTech industry. The focus of activity has historically been the K12 and Higher Education (HE) sectors, but corporate

training has gained momentum in recent years and is now the focus for many EdTech innovator.


US: Total M&A Transactions ($m)
$20,761m
$14,078m
$8,323m
$6,354m
$8,133m
2015
2016
2017
2018
2019

The buzz around corporate training is perhaps due to the line between HE and corporate training beginning to blur. Employers are increasingly offering employees access to online degrees and training as upskilling opportunities become a key requirement to attract employers and maintain efficiencies. A number of US EdTech providers have noticed this trend and tailored their offerings accordingly - Guild Education, which raised $157m in 2019, connects employees with degree-awarding online courses and Cousera, which also raised over $100m in the last year, is increasingly tailoring its online higher education offerings to business that want to build employees' skills.


2015-2019 M&A: Sector Spread
17%
25%
6%
28%
24%
CT
HE
K12
Pre K12
VE

EdTech is also becoming more prominent in schools, with thousands of devices being introduced and hurtling towards a 1:1 ratio in the classroom. The US is currently facing significant learning challenges, with only 34% of 8th graders considered proficient in math at grade level[2], and the proliferation of devices is presenting a new approach to address these challenges.

EdTech Companies are able to leverage data on student's performance and learning styles to develop and asses personalised learning plans. Student can now receive a customised instruction and tasks to meet their needs and abilities. Cambium Learning Group is an example of a US EdTech company that uses AI to deliver individualised and differentiated instruction for K12 student - its digital solutions are currently used by over 75% of US school districts, particularly for maths and literacy. The company was acquired by Veritas Capital Partners in 2018 for over $750m (4.5x Revenue; 24.4x EBITDA), and recently completed an acquisition of its own with it acquired AIR Assessment, a provider of assessment technology that measures student progress and proficiency. End-to-end learning analysis and assessment is expected to be a key driver of a more inclusive and effective classroom.


HE: 2015-2019 Traditional vs EdTech Transactions
44%
56%
K12: 2015-2019 Traditional vs EdTech Transactions
34%
66%
Traditional
EdTech


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